FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Liraz Kalif / Kevin Mannix

Investor Relations

(011) 972-3-926-7554 / (215) 591-8912

TEVA COMPLETES ACQUISITION OF IVAX

Strengthens Global Leadership in Generics, Adds New Product Lines and Growth Markets

Jerusalem, Israel, January 26, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has completed its acquisition of IVAX Corporation (AMEX: IVX).  The combined company, which will operate under the Teva name, will have a presence in over 60 countries and will employ approximately 26,000 people.  The two companies generated over $7 billion in revenues for the twelve months ending September 30, 2005.

"This is a truly exciting day for us," said Israel Makov, Teva`s President and CEO.  "The combination of Teva and IVAX creates a unique company that will be the clear global leader in generic pharmaceuticals and a major player in the global healthcare industry.  We are strengthening both our generic and branded businesses, deepening our pipeline, extending our geographic reach and expanding our presence in new therapeutic areas and growth markets.  Teva will be able to respond to an exceptionally wide range of patients`, customers` and healthcare providers` needs, both therapeutically and economically."

Dr. Phillip Frost, former Chairman and CEO of IVAX Corporation and now Vice Chairman of Teva, said, "It's now several months since we announced the agreement for IVAX to be acquired by Teva. During this time, we have gotten to know many of the top executives, managers and other members of the Teva family. One can only be impressed by their high level of competence and dedication. I feel more certain than ever that IVAX has found the right 'home' and will be ably managed by this exceptional group-to the benefit of employees, customers, and shareholders alike".

Mr. Makov added, "Our plans for integrating Teva and Ivax have already been put into motion.  We have put in place processes that will monitor the execution of those plans and ensure that we maximize the potential value created by the merger of these two industry leaders."

As previously announced, Teva expects the acquisition to become accretive by the end of the first year.  Teva will report consolidated financial results for both companies with its first quarter 2006 results.  Guidance for the combined company`s 2006 financial outlook is expected to be given at that time.

On January 26, 2006, IVAX became a wholly owned subsidiary of Teva and ceased to be traded on the American Stock Exchange.  Pursuant to the merger agreement between the parties, IVAX shareholders had the right to elect to receive for each IVAX share they owned either 0.8471 Teva ADRs or $26.00 in cash, subject to proration.  Based on the preliminary results of the elections and subject to  confirmation of the validity of elections made, the number and nature of guaranteed deliveries, whether the failed deliveries relate to stock or cash elections and final proration calculations, the merger consideration currently estimated to be paid to IVAX shareholders is:

●       Stock Elections:  IVAX shareholders who validly elected to receive all stock are expected to receive 0.8471 Teva ADRs for approximately 50.61% of their shares of IVAX common stock and $26.00 in cash for approximately 49.39% of their shares of IVAX common stock, or effectively on a per share basis: 0.4287 Teva ADRs and $12.84 for each share of IVAX common stock for which such election was made;

●       Cash Elections:  IVAX shareholders who validly elected to receive all cash will receive $26.00 in cash for each share of IVAX common stock for which such election was made; and

●       Non-Elections:  IVAX shareholders who did not make a valid election will receive $26.00 in cash for each share of IVAX common stock.

The final results of the elections are expected to be announced on or about Tuesday, January 31, 2006.  Pursuant to the merger agreement, fractional ADRs will not be issued.  In lieu thereof, IVAX shareholders will receive cash.

Share exchange instructions and a letter of transmittal will be mailed to non-electing IVAX shareholders shortly.  IVAX shareholders who made an effective stock or cash election do not need to do anything further in order to receive their merger consideration.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

About IVAX

IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995.  Such statements are made based upon management`s current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Allegra®, Neurontin®, Oxycontin® and Zithromax®, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX`s Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: January 26, 2006